[redacted]

03013857

18

AB 3/5/03

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2003
WASH. D.C.
181

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 49022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRECEK & YOUNG ADVISORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 IRON POINT ROAD, SUITE 100
(No. and Street)

FOLSOM	CALIFORNIA	95763-6180
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HAROLD YOUNG (916) 932-1000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLARIDAD & CROWE
(Name — *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311	LARKSPUR	CALIFORNIA	94939
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AH
3/17/03

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, -HAROLD YOUNG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRECEK & YOUNG ADVISORS, INC., as of DECEMBER 31, 2002, ~~19~~ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Principals of the firm do not have custody of client accoun

JULIE HILL GABRIEL
Commission # 1230649
Notary Public - California
Sacramento County
My Comm. Expires Jul 30, 2003

Harold Young II
Signature

CHIEF FINANCIAL OFFICER
Title

Julie Hill Gabriel
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit~~ Independent auditors' supplemental report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Brecek & Young Advisors, Inc.
Folsom, California

We have audited the statement of financial condition of Brecek & Young Advisors, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 16 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe

CERTIFIED PUBLIC ACCOUNTANTS

January 28, 2003

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$ 1,305,679
Commissions receivable	985,473
Accounts receivable	168,816
Deposit with clearing broker	50,000
Due from affiliate	66,231
Furniture and equipment	41,308
Intangible assets	167,813
	$ 2,785,320

LIABILITIES AND STOCKHOLDERS' EQUITY

Commissions payable	$ 837,726
Accounts payable and accrued expenses	494,006
Deferred revenue	77,851
Total liabilities	1,409,583
Stockholders' equity	
Common stock	100
Preferred stock	2,640,593
Deficit	(1,264,956)
Total stockholders' equity	1,375,737
	$ 2,785,320

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2002

REVENUES	
Commissions	$ 19,879,823
Advisory fees	2,644,816
Interest	13,645
Other income	255,066
	22,793,350
EXPENSES	
Commissions	17,897,228
Compensation	960,033
Management fees	3,549,329
Professional fees	33,186
Regulatory fees	95,858
Other operating expenses	654,966
	23,190,600
LOSS BEFORE INCOME TAXES	397,250
INCOME TAXES	800
NET LOSS	$ 398,050

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2002

	Common Stock		Preferred Stock							
	Class A Number of Shares	Amount	Class A Number of Shares	Amount	Class B Number Of Shares	Amount	Class C Number of Shares	Amount	(Deficit)	Total
Balance, December 31, 2001	10	$ 100	364,268	$ 0	769,402	$1,937,807	230,000	$ 10,500	$ (866,906)	$1,081,501
Issuance of preferred stock for cash					34,127	614,286				614,286
Issuance of preferred stock – in exchange for services (52,000 shares unvested)							65,000	78,000		78,000
Net loss						-	-		(398,050)	(398,050)
Balance, December 31, 2002	10	$ 100	364,268	$ 0	803,529	$2,552,093	295,000	$ 88,500	$(1,264,956)	$1,375,737

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (398,050)
Adjustments to reconcile net income to net cash provided by operating activities:	
Stock issued in exchange for services	78,000
Amortization of intangible assets	13,820
Depreciation	2,382
Change in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(17,176)
Accounts receivable	(168,816)
Due from affiliate	105,000
Other assets	15,800
Increase (decrease) in:	
Commissions payable	(75,021)
Accounts payable and accrued expenses	494,005
Deferred revenue	77,851
Net adjustments	525,845
Net cash provided by operating activities	127,795
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(43,690)
Net cash used by investing activities	(43,690)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments received on notes receivable	22,319
Proceeds from issuance of preferred stock	614,286
Principal payments on note payable	(708,333)
Net cash provided by financing activities	(71,728)
NET INCREASE IN CASH AND CASH EQUIVALENTS	12,377
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,293,302
CASH AND CASH EQUIVALENTS, END OF YEAR	$1,305,679
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Income taxes paid	$ 800
Interest expense paid	$ 36,067

See notes to financial statements.

BRECEK & YOUNG ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2002

NOTE A – Summary of Significant Accounting policies

General

Brecek & Young Advisors, Inc. (the Company), a California corporation was incorporated on January 9, 1996. On March 6, 1996, the Company registered as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is registered as an Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company engages primarily in the brokerage of mutual funds and other investment company products. The Company holds no securities for the account of customers. The Company is partially-owned (51%) subsidiary of Brecek & Young Financial Services Group, Inc.

Accounting

These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

The Company is exempt from the requirements of Rule 15c3-3 pursuant to the rules for broker-dealers who engage in limited business (mutual funds and/or variable annuities only).

Securities Transactions

Commission revenues are related to mutual fund transactions and are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amortization

The intangible asset consisting of purchased customer accounts is being amortized over 15 years on a straight-line basis.

Advertising

The Company follows the policy of expensing any advertising costs as incurred.

NOTE A – Summary of Significant Accounting Policies (Continued)

Furniture and equipment

Furniture and equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the accelerated method over the estimated useful life (3 to 5 years) of the asset.

Income Taxes

Deferred income taxes are provided for differences in timing of reporting income for financial statements and income tax purposes. The principal difference relates to differences in recognizing depreciation and net operating loss carryforwards for tax and financial statement purposes.

Stock Based Compensation

The Company values stock issued to employees in connection with its stock-based compensation plan at the fair value at the date of vesting as prescribed by *Statement of Financial Accounting Standards No. 123.*

NOTE B – Related Parties

Brecek & Young Financial Services Group, Inc. (which owns 51% of the Company's common stock) provides office space, personnel and administrative services to the Company. The Company is charged a management fee for such services. For the period January 1 through September 30, 2002, management fees of $3,549,329, were paid to Brecek & Young Financial Services Group, Inc. and are included in the statement of operations.

During 2002, principal payments on a promissory note from Brecek & Young Financial Services Group, Inc. totaling $22,319 were paid and are included in the statement of cash flows. Interest of $435 was received in 2002 and is included in the statement of operations.

Also see Note I.

NOTE C – Furniture and equipment

At December 31, 2002, furniture and equipment consist of the following:

Furniture and equipment	$ 43,690
Accumulated depreciation	(2,382)
	$ 41,308

BRECEK & YOUNG ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2002

NOTE D– Concentrations of Credit Risk

The Company's receivables are predominantly from various investment companies.

The Company maintains cash balances at a financial institution. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balances totalled $ 1,256,889.

NOTE E – Intangible Assets

Intangible assets consist of customer accounts acquired during 2001 with a carrying value at December 31, 2002 of:

Cost	$ 191,300
Less accumulated amortization	(23,487)
	$ 167,813

NOTE F – Income Taxes

The income tax provision consists of state taxes (minimum tax) currently payable. The Company has the following net operating losses available to offset future taxable income for income tax purposes:

	Amount	Expires
Federal	$ 111,791	2015
	212,933	2020
	210,525	2021
	320,049	2022
	$ 855,298	
State	$ 139,372	2004
	106,067	2010
	104,863	2013
	159,625	2013
	$ 509,927	

No deferred tax benefit has been recognized for the net operating losses incurred. The remaining benefit will be recognized in the future when the Company attains profitable operations and incurs income taxes.

NOTE G – Line of Credit

The Company has a line of credit at a bank in the amount of $100,000, with interest at the bank's reference rate plus 2.625%. At December 31, 2002, there was no outstanding balance.

NOTE H – Lease Commitments

Aggregate annual rentals for office space in Cincinnati, Ohio under a noncancellable operating lease with a term in excess of one year are as follows:

2003	$ 185,500
2004	185,500
2005	185,500
2006	185,500
Thereafter	247,300
	$ 989,300

Office rent expense of $112,372 for the year ended December 31, 2002 is included in other operating expenses in the statement of operations.

NOTE I – Merger with Related Party

In May, 2002, respective board of directors and shareholders of the Company and Brecek & Young Financial Services Group, Inc. (BYF) approved an Agreement and Plan of Reorganization and Merger whereby BYF will merge with and into the Company and become an operating division in exchange for additional stock in the Company. The merger is subject to BYF obtaining regulatory approvals of the transfer of insurance licenses that it holds with various state regulatory agencies although in the event BYF does not receive regulatory approval for the transfer of a state insurance license to the Company or a subsidiary thereof or the Company is unsuccessful in obtaining a new license, the insurance activities of BYF in that state will terminate. Pending completion of the merger, BYF will remain a separate entity, but agreed to have all of its employees and certain assets and operations transferred to the Company on or about October 1, 2002. BYF will conduct its remaining insurance activities pursuant to a management arrangement with the Company. As of December 31, 2002, the merger had not been completed.

NOTE J – Stock Based Compensation

During 2002, the Company entered into a Stock Bonus Award Agreement with two of its employees. Under terms of the Agreement, a total of 65,000 shares of Series C Preferred Stock was issued, subject to provisions whereby each individual vests 20% of the shares issued annually, commencing December 31, 2002. If, for any reason, the employee is terminated, only the vested portion of stock at the date of termination will be retained by the employee. As of December 31, 2002, 13,000 shares valued at $78,000 ($6 per share) was vested of the total of 65,000 shares issued and is included in compensation in the statement of operations for the year ended December 31, 2002.

NOTE K – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company's net capital is $ 787,870, which is $ 693,818, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 1.79 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

NOTE L – Common and Preferred Stock

At December 31, 2002, the capital stock structure of the Company is as follows:

Common Stock, Class A Voting, $.001 par value, authorized – 10,000,000 shares, issued and outstanding – 10 shares

Common Stock, Class B Nonvoting, $.001 par value, authorized – 10,000,000 shares, no shares issued and outstanding

Preferred Stock, $.001 par value, authorized – 10,000,000 shares, Series A, B, and C as follows:

Series A, designated 364,286 shares, voting, cumulative, convertible into Class A Common Stock upon reorganization, sale, liquidation or dissolution, 364,286 shares issued and outstanding

Series B, designated 1,000,000 shares, non-voting, cumulative, convertible into Class B Common Stock upon reorganization, sale, liquidation or dissolution, 803,529 shares issued and outstanding

Series C, designated 350,000 shares, non-voting, cumulative, convertible into Class B Common Stock upon reorganization, sale, liquidation or dissolution, 295,000 shares issued and outstanding

Preferred Dividends

Series A and B

Each share of Series A and Series B Preferred Stock is entitled, when and as declared by the Board of Directors, to an annual dividend equal to (1.47%) of the gross revenues of the Company (as defined) for the calendar year multiplied by a percentage resulting from dividing the number of outstanding Series A shares or Series B shares, respectively, by the number of outstanding Series A and Series B shares, collectively, and then dividing that quotient by the number of outstanding Series A shares or Series B shares, respectively. Dividends are declared annually on December 31, and shall be payable in cash by February 1, the following year. In 2002, no dividends were declared.

Series C

Each share of Series C Preferred Stock is entitled, when and as declared by the Board of Directors, to an annual dividend equal to $.001 per share. Dividends are declared annually on December 31, and shall be payable in cash by February 1, the following year. In 2002, no dividends were declared.

ADDITIONAL INFORMATION

BRECEK & YOUNG ADVISORS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2002

NET CAPITAL	
Stockholders' equity	$ 1,375,558
Less nonallowable assets:	
Commissions receivable	(143,520)
Accounts receivable	(168,816)
Due from affiliate	(66,231)
Furniture and equipment	(41,308)
Intangible assets	(167,813)
NET CAPITAL BEFORE HAIRCUT	787,870
HAIRCUT ON MONEY MARKET FUNDS	(63)
NET CAPITAL	$ 787,807
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 837,726
Accounts payable and accrued expenses	494,185
Deferred revenue	77,851
	$ 1,409,762
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital requirement (6-2/3 % of aggregate indebtedness)	$ 93,989
Net capital in excess of minimum requirement	$ 693,818
Ratio of aggregate indebtedness to net capital	1.79 to 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 850,963
Audit adjustments:	
Commission payable	20,000
Accounts payable and accrued expenses	(5,217)
Deferred revenue	(77,851)
Other	(88)
Net capital as reported herein	$ 787,807
Aggregate indebtedness as reported in Company's Part II (unaudited) FOCUS report	$ 1,346,694
Audit adjustments:	
Commissions payable	(20,000)
Accounts payable and accrued expenses	5,217
Deferred revenue	77,851
Aggregate indebtedness, as reported herein	$ 1,409,762

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 28, 2003

Board of Directors
Brecek & Young Advisers, Inc.
Folsom, California

We have audited the financial statements of Brecek & Young Advisors, Inc. for the year ended December 31, 2002, and have issued our report thereon dated January 28, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Brecek & Young Advisors, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Brecek & Young Advisors, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Caredad & Gowe

CERTIFIED PUBLIC ACCOUNTANTS